

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

July 8, 2008

Mr. J. Matt Simmons, Jr.
Vice President and Controller
PPL Corporation
PPL Energy Supply, LLC
Two North Ninth Street
Allentown, PA 18101-1179

> **RE:** **PPL Corporation**
> **File No. 1-11459**
> **PPL Energy Supply, LLC**
> **File No. 1-32944**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 2, 2008**

Dear Mr. Simmons:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

William Thompson
Branch Chief